UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

A.C. Moore Arts & Crafts, Inc.

(Name of Subject Company)

A.C. Moore Arts & Crafts, Inc.

(Name of Persons Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

00086T103

(CUSIP Number of Class of Securities)

Amy Rhoades

Senior Vice President and General Counsel

A.C. Moore Arts & Crafts, Inc.

130 A.C. Moore Drive

Berlin, NJ 08009

(856) 768-4930

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Alan H. Lieblich, Esq.

Keith E. Gottfried, Esq.

Yelena M. Barychev, Esq.

Blank Rome LLP

One Logan Square

Philadelphia, PA 19103

(215) 569-5500

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on October 18, 2011, as amended by Amendment No. 1 filed with the SEC on October 26, 2011 (as amended or supplemented from time to time, the “Schedule 14D-9”), by A.C. Moore Arts & Crafts, Inc. (“A.C. Moore”). The Schedule 14D-9 relates to the cash tender offer by Sbar’s Acquisition Corporation, a Pennsylvania corporation (“Merger Sub”) and a wholly-owned subsidiary of Nicole Crafts LLC, a Delaware limited liability company (“Parent”), disclosed in the Tender Offer Statement on Schedule TO filed by Merger Sub and Parent with the SEC on October 18, 2011, as amended by Amendment No. 1 filed with the SEC on October 26, 2011 and Amendment No. 2 filed with the SEC on October 31, 2011 (together with the exhibits thereto, as amended or supplemented from time to time, the “Schedule TO”), pursuant to which Merger Sub is offering to purchase all of the issued and outstanding shares of common stock, no par value, of A.C. Moore at a price per share of $1.60, net to the holder thereof in cash, without interest thereon, subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 18, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively. As disclosed in the Schedule TO, Parent and Merger Sub are affiliated with Sbar’s, Inc., a New Jersey corporation and vendor of A.C. Moore.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 2 by reference, except that such information is hereby amended to the extent specifically provided herein. Capitalized terms used, but not otherwise defined, in this Amendment No. 2 shall have the meanings given in the Schedule 14D-9. This Amendment No. 2 is being filed to reflect certain updates as reflected below.

ITEM 8.	ADDITIONAL INFORMATION.

Item 8 (Additional Information) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following as the last sentence to the paragraph under the Section entitled “Shareholder Demand Letter”:

“On October 26, 2011, the Shareholder filed a putative class and derivative action lawsuit as more fully described under “—Litigation” below.”

Item 8 (Additional Information) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following as the last paragraph under the Section entitled “Litigation”:

On October 26, 2011, David Raul, the Shareholder referred to under “—Shareholder Demand Letter” above, filed a putative class action and shareholder derivative lawsuit captioned Raul v. Joyce, et. al., Case ID 111003505, in the Court of Common Pleas of Philadelphia County. The complaint names as defendants the members of the Board, as well as Parent and Merger Sub. A.C. Moore was named as a nominal defendant. The plaintiff brought this class and derivative action on behalf of the public shareholders of A.C. Moore, and derivatively on behalf of A.C. Moore, against the Board for alleged breaches of fiduciary duties in connection with the Transactions. The complaint alleges, among other things, that the Board breached its fiduciary duties of care, loyalty, good faith, independence and candor and that A.C. Moore and Sbar’s aided and abetted such purported breaches. The complaint further alleges that the Schedule 14D-9 omits material information. The complaint seeks, among other things, injunctive relief, including enjoining the Transactions; rescinding the Transactions or awarding rescissionary damages in the event the Transactions are consummated prior to the court’s final judgment; directing the defendants to account for profits and benefits obtained by the defendants on account of the purported breaches of fiduciary duties; and an award of attorneys’ fees and other fees and costs, in addition to other relief. A.C. Moore believes the plaintiff’s allegations lack merit and intends to contest them vigorously; however, there can be no assurance that A.C. Moore will be successful in its defense.

Item 8 (Additional Information) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following as a new Section appearing after the Section entitled “Litigation”:

Communication to 401(k) Plan Participants

On October 31, 2011, participants in the A.C. Moore 401(k) Plan (the “401(k) Plan”) were sent a letter from A.C. Moore informing such participants that, if a participant elects to tender all or a portion of Shares allocated to such participant’s account (the “Allocated Shares”) and such Shares are accepted in connection with the Offer, the proceeds received for such Allocated Shares tendered in the Offer will remain in the Plan and will be invested in a designated investment fund available under the 401(k) Plan, provided that each participant may elect to redirect the proceeds to any other investment fund available under the 401(k) Plan at any time once the proceeds have been allocated to the participant’s account under the 401(k) Plan.

ITEM 9.	EXHIBITS.

Item 9 (Exhibits) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibits thereto:

Exhibit No.	Description

(a)(17)	Class Action and Shareholder Derivative Suit Complaint dated October 26, 2011 (Raul v. Joyce, et al.) (incorporated herein by reference to Exhibit (a)(5)(E) to the Schedule TO).

(a)(18)	Form of Letter to Plan Participants in the A.C. Moore 401(k) Plan dated October 31, 2011 (incorporated herein by reference to Exhibit (a)(1)(H) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Joseph A. Jeffries
Name:	Joseph A. Jeffries
Title:	Chief Executive Officer

Date: October 31, 2011

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